SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2003.

MARNETICS BROADBAND TECHNOLOGIES LTD.
(Translation of Registrant's Name Into English)

10 Hayetzira Street, Raa'nana 43000 Israel
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__	Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____	No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.)

Board of Directors composition:
Prime Technology Ventures NV, a significant shareholder of the Company (6.82% on fully diluted basis), has notified the Company that it currently does not wish to continue to exercise its right to be represented on the Board of Directors of the Company. As of result, effective as of March 4, 2003 Mr. Pekka Roine resigned as a member of the Company's Board of Directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARNETICS BROADBAND TECHNOLOGIES LTD.
Dated: March 6, 2003	By: ———————— /s/ Ilan Hadar, CFO